OTCBB: MRDDF              TSX-V: MAD           FSE: MRG

Suite 1500 – 701 West Georgia St, Vancouver, BC. V7Y 1C6

Tel: (604) 689-4580    Toll Free: 1-877-689-4580

www.mirandagold.com

MIRANDA GOLD CORP. REPORTS IRON POINT DRILL RESULTS

Vancouver, BC, Canada – December 22, 2009 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) announces results from the Iron Point drill program, a project under an exploration funding agreement with White Bear Resources Inc. (TSX-V: WBR) ("White Bear”).

In April 2008 three reverse-circulation drill holes, MIP-1 through MIP-3, totaling 3,990 ft (1,216.5 m) were completed to test structural, mercury soil gas and rock/soil geochemical targets for a disseminated gold system.  The holes were located proximal to north-south striking faults and Ordovician age rocks.  Gold deposits surrounding the Iron Point region show a close spatial association with these geologic patterns.  Following completion of the drill program, ALS Chemex Laboratories, Inc. transported the drill samples to their secure storage facility in Reno, Nevada.   Samples were not assayed for gold and trace elements until the completion of White Bear's IPO and public listing.

Significant gold mineralization (>0.010 oz Au/t; >0.343 g Au/t) was not intersected in this phase of drilling, however Miranda geologists have identified a variety of geochemical and structural targets not yet tested by historic drilling.

The Iron Point project is located at the intersection of the Battle Mountain-Eureka and Getchell gold trends, in southeastern Humboldt County, Nevada.  At this location, a corridor of northerly trending faults is inferred to be the southern projection of the Getchell Fault, the major control for mineralization at the Getchell and Turquoise Ridge mines to the north.  Hydrothermal alteration, gold and trace metal anomalies focus at the intersection of the north trending faults and west-northwest striking dikes.

Detailed information on the Iron Point project and exploration funding agreement can be viewed at http://www.mirandagold.com/s/IronPoint.asp.

All drill samples were collected with a reverse circulation drill using 10 ft (3.05 m) sample intervals. ALS Chemex Laboratories, Inc. of Reno, Nevada stored the samples in a secure facility until they were assayed.  Gold results were determined using standard fire assay techniques on a 30-gram sample pulp with an atomic absorption finish. QC/QA included the insertion of standards and blanks on a regular basis.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, CPG, BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Previous partners include Barrick Gold Exploration Inc., Newmont Mining Inc., Placer Dome (US) Inc., Agnico-Eagle (USA) Inc., Romarco Minerals Inc., Golden Aria Corp., the Cortez Joint Venture and the Buckhorn Joint Venture. Miranda has ongoing partnerships with Newcrest Resources Inc., Piedmont Mining Company Inc., White Bear Resources Inc., Queensgate Resources Corporation, Montezuma Mines Inc., and NuLegacy Gold Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.